UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934, as amended*

LaBarge, Inc.

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

502470107

(CUSIP Number)

Ducommun Incorporated

23301 Wilmington Avenue

Carson, CA 90745-6209

Attention: James Heiser

Telephone No.: (310) 513-7200

With a copy to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

Attention: Dhiya El-Saden

Telephone No.: (213) 229-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 502470107

(1)	Name of Reporting Persons Ducommun Incorporated
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO/ BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	(7)	Sole Voting Power: 100
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 100
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 100
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 100.0%
(14)	Type of Reporting Person (See Instructions): CO

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by Ducommun Incorporated, a Delaware corporation (“Ducommun”), with the Securities and Exchange Commission (“SEC”) on April 13, 2011 (the “Original Schedule 13D”) and relates to shares of common stock, $0.01 par value per share (“LaBarge Common Stock”), of LaBarge, Inc., a Delaware corporation (“LaBarge”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D. All items or responses not otherwise described herein remain as previously reported in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item  3 of the Original Schedule 13D is hereby amended and restated as follows:

As more fully described in Item 4 hereof, on June 28, 2011 (the “Closing Date”), Ducommun completed its acquisition of LaBarge pursuant to that certain Merger Agreement (“Merger Agreement”), dated as April 3, 2011, among Ducommun, DLBMS, Inc., a Delaware corporation and wholly-owned subsidiary of Ducommun (“Merger Sub”) and LaBarge for a total equity purchase price of approximately $310.3 million. Ducommun financed its acquisition of LaBarge with (a) the proceeds from its offering of $200.0 million aggregate principal amount of 9.75% senior unsecured notes due 2018 (the “Notes”) issued pursuant to an Indenture, dated as of the Closing Date, between Ducommun, certain of its subsidiaries and the Wilmington Trust FSB, as trustee (the “Indenture”) and (b) a portion of the borrowings under its new $190.0 million senior secured term loan facility provided for pursuant to that certain Credit Agreement, dated as of the Closing Date, among Ducommun, certain of its subsidiaries, UBS Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers, UBS AG, Stamford Branch as issuing bank, administrative agent and collateral agent, and the other lenders party thereto (the “Credit Agreement”). For additional detail regarding the Notes, Indenture, and Credit Agreement, see Item 1.01 of Ducommun’s Current Report on Form 8-K filed with the SEC on July 1, 2011, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Closing of the Merger

On the Closing Date, Ducommun completed its acquisition of LaBarge pursuant to the Merger Agreement. In connection therewith, at the Effective Time (which occurred on the Closing Date), (a) Merger Sub merged with and into LaBarge with LaBarge continuing as the surviving corporation and a wholly-owned subsidiary of Ducommun; (b ) each share of Merger Sub outstanding immediately prior to the Effective Time was converted into and become one share of common stock of the Surviving Corporation; and (c) each: (i) outstanding share of LaBarge Common Stock, including each outstanding share of restricted stock and any associated preferred stock purchase rights granted pursuant to the Rights Agreement, dated November 8, 2001 between LaBarge and Registrar and Transfer Company (as successor trustee to UMB Bank, N.A.), as amended, other than shares: (X) held by LaBarge or its subsidiaries, (Y) owned by Ducommun or its subsidiaries and (Z) owned by stockholders who did not consent to the Merger and who properly demanded appraisal for their shares under Delaware law, was cancelled and converted into the right to receive $19.25 in cash, without interest, and (ii) outstanding option was cancelled and converted into the right to receive in cash, without interest and less applicable withholding taxes, an amount equal to the product of: (X) the excess, if any, of $19.25 over the exercise price per share of LaBarge Common Stock for such option multiplied by (Y) the total number of shares of LaBarge Common Stock subject to such option immediately prior to the Effective Time.

In addition, on the Closing Date, (a) the certificate of incorporation of LaBarge was amended in its entirety as set forth on Annex I of the Merger Agreement, and became the certificate of incorporation of the Surviving Corporation; (b) the bylaws of Merger Sub became the bylaws of the Surviving Corporation; (c) all of the directors of LaBarge prior to the Effective Time were replaced by the directors of the Merger Sub, consisting of Anthony Reardon, Joseph Bellino and James Heiser; and (iv) the officers of LaBarge prior to the Effective Time were replaced by the officers of the Merger Sub, consisting of Anthony Reardon, President; Joseph Bellino, Vice President, Chief Financial Officer and Treasurer; Rose Rogers, Vice President; and James Heiser, Secretary.

Further, following the close of market on the Closing Date, LaBarge Common Stock ceased to be traded on NYSE Amex LLC. On the Closing Date, LaBarge filed a Form 15 to terminate the registration of LaBarge Common Stock under Section 12(g) of the Exchange Act, and on June 29, 2011, a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the LaBarge Common Stock was filed with the SEC.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) As a result of the consummation of the Merger, Ducommun beneficially owns, has the sole power to vote or to direct the vote of, and has the sole power to dispose or to direct the disposition of, 100 shares of LaBarge Common Stock, representing 100.0% of the outstanding LaBarge Common Stock.

(c) Except for the consummation of the Merger, neither Ducommun nor, to the knowledge of Ducommun, any of the persons set forth on Schedule A to the Original Schedule 13D has effected any transaction in the shares of LaBarge Common Stock during the past 60 days.

(d) To the knowledge of Ducommun, no person other than Ducommun has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of LaBarge Common Stock that Ducommun acquired.

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended to include the following additional exhibits:

Exhibit Number	Description

3.	Indenture, dated June 28, 2011, between Ducommun Incorporated, certain of its subsidiaries and Wilmington Trust FSB, as trustee (incorporated by reference to Exhibit 4.1 of Ducommun’s Current Report on Form 8-K filed with the SEC on July 1, 2011).

4.	Credit Agreement, dated as of June 28, 2011, among Ducommun Incorporated, certain of its subsidiaries, UBS Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers, UBS AG, Stamford Branch as issuing bank, administrative agent and collateral agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of Ducommun’s Current Report on Form 8-K filed with the SEC on July 1, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2011

DUCOMMUN INCORPORATED

By:	/s/ James Heiser
Name:	James Heiser
Title:	Vice President and General Counsel

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